

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

C.H.R. DuPree
Senior Vice President, Corporate Governance,
    and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, NY 11749

> **Re:** **CA, Inc.**
> **Form 8-K**
> **Filed January 25, 2011**
> **File No. 001-09247**

Dear Mr. DuPree:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief